YANEX GROUP, INC.

FILDERBAHNPLATZ, 33-1404, STUTTGART, GERMANY 70567

Tel. 011-49-176-39059436

July 29, 2011

United States

Securities and Exchange Commission

Washington, DC 20549-0302

ATTENTION:  Jessica Plowgian

Re: Yanex Group, Inc.

       Amendment No. 1 to

       Registration Statement on Form S-1

       Filed July 20, 2011

       File No. 333-175146

Dear Ms. Plowgian:

This letter shall serve as the request of Yanex Group, Inc., pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement on Wednesday, August 3, 2011, at 9:00AM EST, or the soonest practicable date thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amended, and intend to fully comply therewith.

We also make the following representations:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

YANEX GROUP, INC.

By:	/s/	Alexander Yanov
	Name:	Alexander Yanov
	Title:	President, Treasurer, Secretary and Director
(Principal Executive, Financial and Accounting Officer)